UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM FIRST QUARTER 2024
EARNINGS CONFERENCE CALL

Santiago, Chile, May 23, 2024 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the first quarter 2024 results. The following items were discussed by executive management as part of the conference call:

Our total revenues for the first three months of the year reached almost US$1.1 billion with an adjusted EBITDA of over US$400 million. Our net profit was impacted by a one-time adjustment related to the accounting treatment of the lithium mining tax in Chile, from previous years, adding up to almost US$1.1 billion as of March 31, 2024. This is not having any significant cash impact, since the majority of this amount, close to US$930 million, was paid in prior years.

During the first quarter of this year, we delivered strong growth in our sales volumes across all of our major business lines, reporting record-high quarterly sales volumes in the iodine business, positive sales volumes recovery in the fertilizer business and almost 30% higher lithium sales volumes, compared to the same period last year. This growth helped partially offset the impact of lower average prices realized for the first quarter 2024.

In our nitrates and iodine business unit, we are proud of the results of the ramp-up of Pampa Blanca project which is expected to reach approximately 1,300 metric tons of new iodine capacity this year. Also a few months ago, we began the construction of a seawater pipeline, which is expected to be completed in 2026. It is an exciting development, but it is also a challenging project: almost 38 km long with a total elevation of over 1,000 meters, running from the Pacific coast near the city of Iquique to our Nueva Victoria operations. Once completed, the pipeline will have a total capacity of 900 liters per second and will allow us to expand our production capacity even further while delivering freshwater to some neighboring communities.

We have seen positive demand trends in the iodine and potassium nitrate markets since the beginning of the year. Our outlook is that the iodine market demand could grow by approximately 4% this year, approaching 2022 levels. Our iodine sales volumes are projected to increase in 2024 compared to last year, with an expected stable average sales price, with a possibility of a slight upside. We are similarly optimistic about the potassium nitrate market outlook, with expectations of up to a 15% growth in demand this year. Our sales volumes are also anticipated to follow a similar pattern. Potassium nitrate prices have been relatively stable over several quarters, and we believe this trend could continue for the remainder of the year. We also expect that the global potassium market demand could reach approximately 70 million metric tons in 2024.

In the lithium business unit, having completed the expansion of our lithium carbonate capacity in Chile to 210,000 metric tons, we are now focusing on a series of initiatives that should allow us to increase this capacity to 240,000 metric ton by the end of 2025, mainly through process improvements, increased quality and efficiency of the existing production facilities. Our lithium hydroxide capacity in Chile has reached 40,000 metric ton per year and we expect to complete this expansion to reach 100,000 metric ton per year during 2025.

In China, we completed the modification of the Dixin lithium hydroxide conversion facility with a total capacity of 20,000 metric tons per year. This project represents years of innovation and development of a chemical facility to refine lithium sulfate produced in the Salar de Atacama to battery-grade lithium hydroxide. At the same time, we have reached agreements to toll approximately 20,000 metric tons of lithium sulphate, coming from the Salar de Atacama, into lithium hydroxide in China. All of this, together with the initiatives we are working on in Australia, should let us reach a total production capacity of more than 300,000 metric tons of lithium products by the end of 2025.

Turning to the broader lithium market, we have observed some encouraging trends during the first months of this year. Strong demand growth has been driven by electric vehicle market, mainly in China, which accounts for almost 75% of global lithium demand. We anticipate that total electric vehicle sales could reach 17 million units by 2024, representing a 22% increase from 2023, and total lithium demand could exceed 1.1 metric tons in 2024, representing a 20% increase compared to the previous year. Given this demand growth, we have increased our sales volume outlook for this year, expecting to sell close to 200,000 metric tons. The expected growth in global lithium supply this year could be up to 30% compared to 2023. However, given current lithium prices, the expected supply from high-cost producers could be affected, providing some price stability as has been seen since February this year.

From an Australian and international lithium perspective, for SQM it has been a very eventful and exciting start to 2024, with spodumene concentrate production commencing at the world-class Mt. Holland lithium project, jointly owned with Wesfarmers Limited (”Wesfarmers”), and the completion of the Azure Minerals Limited (“Azure”) acquisition with Hancock Prospecting Pty

(“Hancock”). We are very fortunate to now have access to two globally significant lithium deposits with two equally significant Australian partners: Wesfarmers and Hancock.

At the end of last year we commenced production at the newly constructed mine and concentrator facilities at Mt. Holland and exported the first shipment of spodumene concentrate this month to be tolled in China. During this calendar year, we expect to produce a total of 120,000-150,000 metric tons of concentrate (SQM’s share) and to toll close to 5,000 metric tons of lithium hydroxide. However, given the timing of tolling and quality certification requirements, we do not anticipate seeing these volumes on the market until the end of the year.

In the meantime, work continues on the Kwinana refinery, with construction of the 50,000 tons per year facility about 75-80% complete and expected to be in production by mid-2025, following commissioning later this year. We continue to progress with the studies and environmental approvals for the Mt. Holland mine and concentrator expansion, which would effectively double Mt. Holland's spodumene concentrate production capacity upon final investment decision.

The recent acquisition of Azure, which owns 60% of the Andover lithium project in Western Australia, also concluded this month. Together with Hancock, we acquired all outstanding shares of Azure, and jointly became the owners of 60% of the Andover lithium project. We are very pleased with this acquisition and with our new partner, Hancock, who will provide excellent project development and mining expertise in Australia to complement SQM’s market-leading lithium knowledge. We believe our business model of partnering with great local companies to discover and develop tier-1 lithium assets places SQM in a prominent position in the global hard-rock lithium market.

In 2024, we will continue the work that Azure has done so far and advance towards a resource estimate for Andover, as well as provide additional capabilities to continue studies and permitting activities, as well as project definition and development. While there is still work to be done to finalize this resource estimate, we are certainly looking at a deposit of global significance.

Outside of these two major projects, as you may have seen in our public announcements, we continue to work on, monitor and invest in various early-stage exploration projects in Australia with the goal of finding new high-grade lithium prospects with the potential for scale.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of the MoU and potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 23, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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